Exhibit 99.2

TCR Bispecific Molecule TCER® IMA401 Targeting MAGEA4/8 - Phase 1 Dose Escalation Clinical Data Update September 16, 2024 Oral presentation by Martin Wermke at the European Society of Medical Oncology Congress 2024 on September 16, 2024 Data cut - off Jul 23, 2024 Delivering the Power of T cells to Cancer Patients © Immatics. Not for further reproduction or distribution.

Forward - Looking Statement This presentation (“Presentation”) is provided by Immatics N . V . (“Immatics” or the “Company”) for informational purposes only . The information contained herein does not purport to be all - inclusive and none of Immatics, any of its affiliates, any of its or their respective control persons, officers, directors, employees or representatives makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation . Forward - Looking Statements . Certain statements in this presentation may be considered forward - looking statements . Forward - looking statements generally relate to future events or the Company’s future financial or operating performance . For example, statements concerning timing of data read - outs for product candidates, the timing, outcome and design of clinical trials, the nature of clinical trials (including whether such clinical trials will be registration - enabling), the timing of IND or CTA filing for pre - clinical stage product candidates, estimated market opportunities of product candidates, the Company’s focus on partnerships to advance its strategy, and other metrics are forward - looking statements . In some cases, you can identify forward - looking statements by terminology such as “may”, “should”, “expect”, “plan”, “target”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology . Such forward - looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements . These forward - looking statements are based upon estimates and assumptions that, while considered reasonable by Immatics and its management, are inherently uncertain . New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties . Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management's control including general economic conditions and other risks, uncertainties and factors set forth in the Company’s Annual Report on Form 20 - F and other filings with the Securities and Exchange Commission (SEC) . Nothing in this presentation should be regarded as a representation by any person that the forward - looking statements set forth herein will be achieved or that any of the contemplated results of such forward - looking statements will be achieved . You should not place undue reliance on forward - looking statements, which speak only as of the date they are made . The Company undertakes no duty to update these forward - looking statements . No Offer or Solicitation . This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 , as amended, or in an offering exempt from registration . Certain information contained in this Presentation relates to or is based on studies, publications, surveys and the Company’s own internal estimates and research . In addition, all of the market data included in this presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions . Finally, while the Company believes its internal research is reliable, such research has not been verified by any independent source . All the scientific and clinical data presented within this presentation are – by definition prior to completion of the clinical trial and a clinical study report – preliminary in nature and subject to further quality checks including customary source data verification . 2

IMA401: Next-Generation Bispecific TCER® Targeting MAGEA4/8

Designed to Efficiently Target Tumor-specific Peptides (pHLA)



Low-affinity T cell recruiter against CD3/TCR
2
1
High-affinity TCR domains targeting proprietary **high copy-number** MAGEA4/8-derived HLA-A*02-presented peptide
Fc part for half-life extension, stability and manufacturability
3



Tumor cell killing
Cytotoxic lytic granules
Activated T cell

TCER format specifically designed for:

- Superior potency to allow successful pHLA targeting[1]
- Minimized cytokine release in absence of target
- Optimized scheduling (i.e. q2w/q3w)

[1]Data presented at ESMO 2022

3

Potency of Our Proprietary TCR Bispecific Format TCER®

Killing of target-positive cells by different TCR Bispecifics[1]



TCER®
2+1 TCR bispecific format: High potency was linked to a significantly reduced specificity profile[2]
60
40
20
0
Cytotoxicity [%]
0.1
1
10
100
1000
10000
TCR bispecific [pM]

- Seven different TCR Bispecific formats were evaluated with a pHLA targeting TCR and the identical T cell recruiting antibody
- TCER® format had higher combination of potency and specificity[2] than six alternative TCR Bispecific format designs evaluated

Flexible Plug-and-play platform: TCER® format successfully validated for different TCRs & different T cell recruiting antibodies

[1]Data presented at SITC 2022; [2]Preclinical data on specificity not shown

4

TCER® IMA401 Targeting MAGEA4/8

Higher Target Density of MAGEA4/8 Peptide

MAGEA4 protein detection in tumor samples (IHC)



sq. NSCLC
HNSCC
100 µm

MAGEA4/8 target prevalence in selected cancer indications

Indications	Target prevalence[1] [%]	Number of addressable patients*
Squamous non-small cell lung carcinoma	52%	22k
Head and neck squamous cell carcinoma	36%	7k
Bladder carcinoma	29%	9k
Ovarian carcinoma	23%	4k
Esophageal carcinoma	23%	3k
Small cell lung cancer	21%	4k
Triple-negative breast cancer	20%	2k
Gastric adenocarcinoma	14%	3k
Cutaneous melanoma	18%	2k
Non-small cell lung adenocarcinoma	9%	6k

*1L+ Unresectable or Metastatic Addressable Patient Populations (US, UK, EU4 in 2025), total MAGE A4/A8+ and HLA-A*02+



MAGEA4 and MAGEA4/8 Peptide (AbsQuant®)
p<0.001²
AbsQuant® CpC
100000
10000
1000
100
10
1
MAGEA4 Commonly used peptide
MAGEA4/8 Immatics

MAGEA4/8 target is presented at >5-fold higher target density[3] than a commonly used MAGEA4 target peptide

[1]MAGEA4/8 target prevalences are based on TCGA and in-house data combined with a XPRESIDENT®-determined target individual MS-based mRNA expression threshold; qPCR-threshold for patient screening; [2]Students paired T test; [3]Copy number per tumor cell (CpC) measured on a paired-sample basis by AbsQuant®, i.e. comparing MAGEA4 vs. MAGEA4/8 peptide presentation on same sample

5

Trial Design – IMA401-101 Phase 1a Dose Escalation

First-in-Human Basket Trial Targeting the MAGEA4/8 Peptide in Solid Tumors

Dose level	Dose
DL1	6.6 µg
DL2	20 µg
DL3	60 µg
DL4	180 µg
DL5	540 µg
DL6	1200 µg
DL6a	1800 µg
DL6b	2000 µg
DL7	2500 µg
	tbd

Total safety population (N=35)

- MABEL-based starting dose
- Dose escalation based on cohorts of 1-6 patients using adaptive design (BLRM model)
- Four initial q1w step dosings[1] up to target dose, q2w after reaching target dose[2]

- MTD not yet determined
- Dose escalation ongoing to optimize dosing intervals and schedule

Objectives

Primary:
- Determine MTD and/or RP2D

Secondary:
- Tolerability
- Pharmacokinetics
- Initial anti-tumor activity

Key Eligibility Criteria

- Recurrent and/or refractory **solid tumors**
- HLA-A*02:01 positive
- MAGEA4/8-positive as confirmed by mRNA-based assay[3]
- ECOG status 0-2
- Received or not eligible for all available indicated standard of care treatments

[1]Step dosing with 300 µg and 600 µg introduced at DL6; Low-dose dexamethasone pre-medication used at higher dose levels as used with other approved bispecific products has been implemented as preventive measure for continued dose escalation; Patients can increase their dose to previously cleared dose levels; [2]q2w: once every two weeks, weekly (q1w) dosing was applied up to DL5; [3]IMADetect®: proprietary mRNA-based assay using Immatics' MS-guided threshold; BLRM: Bayesian logistic regression model; MTD: Maximum tolerated dose.

Data cut-off Jul 23, 2024 6

immatics

Baseline Characteristics

Heavily Pre-treated Patients with a Broad Range of Tumor Types

Characteristic	Safety Population N=35	Efficacy-evaluable Population[1] N=29	Patients with relevant IMA401 doses and MAGEA4/8^{high} levels[2] N=17
Age Median (min, max)	62 (19, 82)	63 (35, 82)	64 (35, 82)
ECOG performance status 0 - n [%] 1 - n [%] 2 - n [%]	 10 [28.6] 23 [65.7] 2 [5.7]	 6 [20.7] 21 [72.4] 2 [6.9]	 3 [17.6] 12 [70.6] 2 [11.8]
Prior lines of systemic treatment Median (min, max)	4 (2, 8)	3 (2, 8)	4 (2, 8)
LDH at baseline ≤ 1xULN [%] 1-2xULN [%] > 2xULN [%]	 51.4 40.0 8.6	 55.2 41.4 3.4	 41.2 58.8 0.0
Baseline tumor burden Median target lesion sum of diameter [mm] (min, max)	74 (15, 202.8)	80 (15, 202.8)	84 (18, 202.8)
Number of organs with metastases Median (min, max)	3 (1, 6)	3 (1, 6)	3 (1, 6)
Liver/ Brain Lesions [% of patients]	40.0	41.4	47.1

[1]Efficacy Analysis Set (EAS) prospectively defined in the study protocol: patients who received at least four IMA401 infusions and had at least one post-baseline efficacy assessment or clinical progression. Three patients did not receive all four infusions due to clinical progression and three patients awaiting their first scans as of the data cut-off date are not included in the EAS; [2]Patients in this analysis had received IMA401 infusions at ≥1 mg and showed MAGEA4/8 target expression higher than the MAGEA4/8 qPCR threshold. LDH: Lactate dehydrogenase; ULN: Upper limit of normal.

Data cut-off Jul 23, 2024 7

IMA401 Demonstrates Manageable Tolerability in N=35 Patients

Most Frequent Related AEs were Lymphopenia, CRS and Neutropenia

Treatment-related AEs[1], n [%]	All Grades	≥ Grade 3
Lymphopenia	12 [34]	11 [31]
Cytokine release syndrome	11 [31]	0
Neutropenia	8 [23]	5 [14]
Facial pain	6 [17]	2 [6]
Anaemia	5 [14]	4 [11]
Thrombocytopenia	5 [14]	2 [6]
Headache	5 [14]	1 [3]
Hypertension	4 [11]	2 [6]
Leukopenia	4 [11]	2 [6]
Fatigue	4 [11]	0
Nausea	3 [9]	0
Hypoxia	2 [6]	1 [3]
Aspartate aminotransferase increased	1 [3]	1[3]
Febrile neutropenia	1 [3]	1[3]
Pneumonia	1 [3]	1[3]
Sinus tachycardia	1 [3]	1[3]

TEAEs, n [%]	All Grades	≥ Grade 3
Any	32 [91]	26 [74]
Treatment-related	28 [80]	19 [54]

- Overall **manageable tolerability** profile
- **Most frequent/relevant related AEs** were
  - transient lymphopenia,
  - mild to moderate CRS (23% Grade 1, 9% Grade 2, **no Grade ≥ 3**), majority at first dose
  - neutropenia[2] occurred mostly at initial target dose and fully resolved in all cases except one (see below)
  - one possibly related death (pneumonia in the context of lung tumor progression and concurrent neutropenia) as previously reported[3]
- **MTD not reached** based on the BLRM

[1]All treatment-emergent adverse events (TEAEs) at least possibly related to IMA401 infusion with grade 1-2 occurring in at least 9% of patients and all events with grade 3-5;
[2]with three dose-limiting events at 2.5 mg (DLT), neutropenia observed in patients with and without dexamethasone pre-medication; [3]reported in Annual Report 2023, patient did not receive dexamethasone pre-medication; CRS: Cytokine release syndrome; BLRM: Bayesian logistic regression model; MTD: Maximum tolerated dose.

Data cut-off Jul 23, 2024

8

IMA401 Pharmacokinetics TCER® Format Shows Extended Half - Life in Solid Cancer Patients 1 Half - lifes derived from 2nd PK profiles close to steady - state. Calculated by non - compartmental analysis (NCA) using Phoenix WinNonlin (Certara); Interquartile range (25% - 75% percentile): 13.5 - 22.2 days; 2 Data presented at European Antibody Congress 2020; Zinn et al., Nature Cancer , 2023: https://doi.org/10.1038/s43018 - 023 - 00516 - z; LLOQ: lower limit of quantification; q4w: once every four weeks. CPI: Checkpoint inhibitor Median half - life: 16.9 days (N=16) 1 Slow elimination Days post 4 th infusion IMA401 serum conc. [ng/mL] 6.6 µg 20 µg 60 µg 180 µg LL OQ 324 µg 540 µg 1,200 µg PK profiles (1 week profiles after 4 th IMA401 infusion) Observed T 1 / 2 > 2 weeks • Confirms “antibody - like” half - life predicted by preclinical in - vivo data 2 • Supports exploring increased dosing intervals of up to q4w and pursuing alignment with typically applied CPI dosing regimens Data cut - off Jul 23, 2024

IMA401 Demonstrates Initial Anti-Tumor Activity in Multiple Tumor Types

Phase 1a Dose Escalation Across All Dose and Target Levels (DL1-7; N=29*)



Overall response rate[1]:
21% (6/29)
Change in Sum of Longest Diameter of Target Lesions from Baseline [%]
100
50
0
-50
-100
PD
BL
PR
Target Lesion resected
0
1
2
3
4
5
6
7
8
9
10
11
12
13
14
Months post First IMA401 Infusion



BOR (RECIST 1.1)
PD
SD
PR
cPR
Ongoing treatment
Timepoint of PD according to RECIST 1.1
Cancer indications
Cut. Melanoma
Gallbladder Adenocarcinoma
Gastric Adenocarcinoma
HNSCC
LCNEC Lung
LCNEC Esophageal
Muc. Melanoma
NET CUP
Ovarian Carcinoma
SCLC
sqNSCLC
Synovial Sarcoma
TNBC

- Responses in HNSCC, neuroendocrine tumor, cut. and muc. melanoma
- Durable responses in 3 of 4 confirmed responses **ongoing** at 13+, 8+ and 3+ months
- Disease control in a number of relevant tumor types including sqNSCLC, ovarian carcinoma, TNBC, gastric adenocarcinoma, and gallbladder adenocarcinoma
- All confirmed responses in patients who had received infusions at ≥1 mg

Cancer Indications: Cut.: Cutaneous; HNSCC: Head & Neck Squamous Cell Carcinoma; LCNEC: Large Cell Neuroendocrine Carcinoma; Muc.: Mucosal; NET CUP: Neurodendocrine Tumor, Cancer of Unknown Primary; SCLC: Small Cell Lung Cancer; sqNSCLC: Squamous Non-small Cell Lung Cancer; TNBC: Triple Negative Breast Cancer.

*Patients of the Efficacy Analysis Set with at least one post-treatment tumor assessment shown; two patients are not shown as they had clinical progression and post-treatment tumor assessment is not available. BOR for one cut. melanoma patient is presented as SD as per iRECIST while BOR per RECIST1.1 was PD, as there was a site error in imaging baseline non-target lesions. [1]includes confirmed and unconfirmed PR; BL: Baseline ; BOR: Best overall response; PD: Progressive disease; PR: Partial response; cPR: confirmed Partial response; SD: Stable disease.

Data cut-off Jul 23, 2024 10

Objective Responses are Associated with Target Expression

Exploratory Analysis in Patients with MAGEA4/8^{high} Expression at Relevant IMA401 Doses (DL6-7; N=17)



MAGEA4/8 RNA expression in pre-treatment biopsies relative to threshold
Expression relative to threshold
100
50
10
5
1
Best overall response
PD
SD
PR
cPR
qPCR-threshold MAGEA4/8high
qPCR-threshold for patient screening
PD/SD
PR/cPR
Best overall response

N=17 patients with relevant IMA401 doses and MAGEA4/8^{high} levels[1]

[1]Patients in this analysis had received IMA401 infusions at ≥1 mg and showed MAGEA4/8 target expression above indicated MAGEA4/A8^{high} qPCR threshold (n=17);
PD: Progressive disease; PR: Partial response; cPR: confirmed Partial response; SD: Stable disease.

Data cut-off Jul 23, 2024 11

12 *Patients in this analysis are part of the efficacy analysis set with at least one post - treatment tumor assessment and had received IMA401 infusions at ≥1 mg and showed MAGEA4/8 target expression higher than the MAGEA4/8 qPCR threshold (n=17); Confirmed ORR (cORR): Confirmed objective response rate according to RECIST 1.1 for patients with at least two available post infusion scans or patients with progressive disease (PD) at any prior timepoint; two patients not included in tumor shrinkage calculation or shown in the figures as they had clinical progression and post - treatment tumor assessment is not available; PR: Partial response; cPR: confirmed Partial response; SD: Stable disease. Data cut - off Jul 23, 2024 11 12 13 14 - 1 0 0 - 5 0 0 50 1 0 0 Change in Sum of Longest Diameter of Target Lesions from Baseline [%] ⯈ BL PR PD ⯈ ⯈ ⯈ ⯈ ⯈ Target Lesion r e s e c t e d ⯈ ⯈ IMA401 Demonstrates Initial Anti - Tumor Activity in Multiple Tumor Types Exploratory Analysis in Patients with MAGEA4/8 high Expression at Relevant IMA401 Doses (DL6 - 7; N=17*) 29% (5/17) ORR 25% (4/16) cORR 53% (9/17) DCR 53% (8/15) Tumor s h rin k a g e 0 1 2 3 4 5 6 7 8 9 10 Months post First IMA401 Infusion Cancer Indications: Cut.: Cutaneous; HNSCC: Head & Neck Squamous Cell Carcinoma; LCNEC: Large Cell Neuroendocrine Carcinoma; Muc.: Mucosal; NET CUP: Neurodendocrine Tumor, Cancer of Unknown Primary; SCLC: Small Cell Lung Cancer; sqNSCLC: Squamous Non - small Cell Lung Cancer; TNBC: Triple Negative Breast Cancer. BOR (RECIST 1.1) Ongoing treatment

Tumor Shrinkage and Disease Control Induced by IMA401 Associated with Prolonged Overall Survival Analysis Across All Doses and Target Levels (DL1 - 7) 13 12.7 months median OS across multiple tumor types and all dose levels (n=29) Tumor shrinkage (12/27 patients) and disease control (16/29) associate with long - term outcome: » Significantly longer OS in these groups of patients (mOS not reached vs. 4.3 months or 3.2 months, respectively) Data cut - off Jul 23, 2024 Overall Survival (OS) censored at data - cut; *two patients with clinical progression prior to first tumor assessment not included; mOS: median overall survival. 0 6 1 2 1 8 0 5 0 1 0 0 OS - All Patients (n=27*) OS [months] OS [%] Tumor shrinkage (n=12) No tumor shrinkage (n=15) Log - rank test p - value = 0.0093 mOS = not reached mOS = 4.3 months 0 6 1 2 1 8 0 5 0 1 0 0 OS - All Patients (n=29) OS [months] OS [%] Disease control (n=16) Progressive disease (n=13) Log - rank test p - value <0.0001 mOS = not reached mOS = 3.2 months OS in patients with and without tumor shrinkage (N=27*) OS in patients with disease control and progressive disease (N=29)

Clinical Activity in Heavily Pre-Treated Cancer Patients

63-year-old male, HNSCC, MAGEA4/8^{high}

Baseline CT | Follow Up Week 13

Lung right

Lung left


LA: 21mm
LA: 6mm
LA: 18mm
LA: 10mm

Patient Characteristics	Outcomes
HNSCC, Hypopharynx	cPR -59% reduction
Lesions in lung	cPR ongoing at week 12 post-treatment start
3 prior lines of therapy: Platinum chemotherapy, anti-PD-1/chemotherapy, anti-EGFR/chemotherapy	

60-year-old female, NET CUP, MAGEA4/8^{high}

Baseline MRI | Follow Up Week 13


LA: 70mm
LA: 34mm

Patient Characteristics	Outcomes
NET CUP	cPR -56% reduction (BOR: -58.6%)
Lesions in liver, lung, bone, pancreas, adrenal gland, lymph nodes	cPR ongoing at week 36 post-treatment start
4 prior lines of therapy: Two lines of radiopharmaceuticals, chemotherapy, mTOR inhibitor	

CT and MRI scans courtesy of treating physicians (Dr. Manik Chatterjee, University Hospital Wuerzburg and Dr. Max-Felix Häring, Eberhard Karls University Tuebingen); HNSCC: Head and neck squamous cell carcinoma; NET CUP: Neuroendocrine tumor-cancer of unknown primary; LA: Long axis; cPR: confirmed Partial response; BOR: Best overall response

Data cut-off Jul 23, 2024

14

First - in - human Data of IMA401 TCER® Targeting MAGEA4/8 • Tolerability : Most common treatment - related AEs are low - grade CRS, transient lymphopenia and neutropenia • Pharmacokinetics : Median terminal half - life of 16.9 days supporting potential further flexibility in future dosing schedules incl. combination with CPI and increased dosing intervals up to q4w • Initial anti - tumor activity in heavily pre - treated patients • Objective responses in HNSCC, neuroendocrine tumor of unknown origin, cutaneous and mucosal melanoma including durable ongoing PRs of up to 13+ months • Deep responses (tumor shrinkage of ≥ 50%) in four patients including deepening of responses over time • Objective responses are associated with target expression and IMA401 dose: ORR 29%, cORR 25%, and tumor shrinkage in 53% of patients with relevant IMA401 doses and MAGEA4/8 high target levels • Dose escalation ongoing 15 AE: Adverse Event; CRS: Cytokine Release Syndrome; CPI: checkpoint inhibitors; q4w: once every four weeks; HNSCC: Head and neck squamous cell carcinoma; PR: Partial response

Special Thanks to the Patients, their Families

…and the IMA401 Investigators at the Clinical Sites

Dresden: Prof. M. Wermke
Berlin: Prof. S. Ochsenreither
Wuerzburg: Dr. M. Chatterjee
Duesseldorf: Dr. S. Gröpper
Tuebingen: Dr. M.-F. Häring
Regensburg: Dr. D. Heudobler
Heidelberg: Prof. D. Jäger
Muenster: Prof. A. Bleckmann
Erlangen: Dr. S. Spörl
Nuremberg: Prof. S. Knop
Bonn: Dr. T. Holderried
Munich: Dr. J. Hecker
Freiburg: Prof. H. Becker
Chemnitz: Dr. M. Hänel
Mainz: Dr. M. Fried
Leipzig: Dr. G. Stocker
Ulm: Dr. A. Babiak
Kiel: Prof. A. Letsch


Kiel
Berlin
Muenster
Duesseldorf
Leipzig
Dresden
Bonn
Chemnitz
Wuerzburg
Mainz
Erlangen
Nuremberg
Heidelberg
Regensburg
Tuebingen
Ulm
Munich
Freiburg

Sponsor: Immatics

16

A p pen d ix Confidential 17

IMA401 Demonstrates Initial Anti-Tumor Activity in Multiple Tumor Types

Phase 1a Dose Escalation Across All Dose and Target Levels (DL1-7; N=29*)



LCNEC Esophageal
Cut. Melanoma
SCLC
TNBC
Synovial Sarcoma
SCLC
Ovarian Carcinoma
HNSCC
TNBC
HNSCC
Cut. Melanoma
Synovial Sarcoma
HNSCC
sqNSCLC
LCNEC Lung
TNBC
Cut. Melanoma
Gallbladder Adenocarcinoma
Gastric Adenocarcinoma
Cut. Melanoma
Ovarian Carcinoma
Cut. Melanoma
Cut. Melanoma
Muc. melanoma
NET CUP
HNSCC
Cut. Melanoma
Best % Change in Sum of Longest Diameter of Target Lesions from Baseline and BOR (RECIST1.1)
100
50
0
-50
-100
96.9
61.8
55.6
40.4
29.1
28.8
20.2
19.4
17.6
14.3
13.3
9.2
8.3
0
0
SD
SD
-3.6
-5.9
-6.2
-10.8
-14.6
-19.6
-30.6
-42.6
-50.0
-58.6
-59.0
-65.1
BL
PR
BOR (RECIST 1.1)
PD
SD
PR
cPR
Ongoing treatment

16 Different Indications	# of Patients Safety (Efficacy-evaluable) Population
Cut. Melanoma	7 (7)
Muc. Melanoma	1 (1)
Synovial Sarcoma	6 (3)
TNBC	4 (3)
HNSCC	4 (4)
SCLC	2 (2)
Ovarian Carcinoma	2 (2)
sqNSCLC	1 (1)
AdNSCLC	1 (1)
NET CUP	1 (1)
Gastric Adenocarcinoma	1 (1)
LCNEC Esophageal	1 (1)
LCNEC Lung	1 (1)
Gallbladder Adenocarcinoma	1 (1)
Bladder carcinoma	1 (0)
Testicular GCT	1 (0)

*Patients of the Efficacy Analysis Set with at least one post-treatment tumor assessment shown; two patients are not shown as they had clinical progression and post-treatment tumor assessment is not available. BOR for one cut. melanoma patient is presented as SD as per iRECIST while BOR per RECIST1.1 was PD, as there was a site error in imaging baseline non-target lesions.

Cancer Indications: Cut.: Cutaneous; HNSCC: Head & Neck Squamous Cell Carcinoma; LCNEC: Large Cell Neuroendocrine Carcinoma; Muc.: Mucosal; NET CUP: Neurodendocrine Tumor, Cancer of Unknown Primary; SCLC: Small Cell Lung Cancer; sqNSCLC: Squamous Non-small Cell Lung Cancer; TNBC: Triple Negative Breast Cancer.

BL: Baseline; BOR: Best overall response; PD: Progressive disease; SD: Stable disease; PR: Partial response; cPR: confirmed Partial response.

Data cut-off Jul 23, 2024 18

19 * Patients of the Efficacy Analysis Set with at least one post - treatment tumor assessment shown; Two patients are not shown as they had clinical progression and post - treatment tumor assessment is not available. BOR for one cut. melanoma patient is presented as SD as per iRECIST while BOR per RECIST1.1 was PD, as there was a site error in imaging baseline non - target lesions. BOR: Best overall response; PD: Progressive disease; PR: Partial response; cPR: confirmed Partial response; SD: Stable disease. Data cut - off Jul 23, 2024 IMA401 Demonstrates Initial Anti - Tumor Activity in Multiple Tumor Types Patients at Relevant IMA401 Doses (DL6 - 7; N=23*) Cancer indications BOR (RECIST 1.1) 0 1 2 3 4 11 12 13 14 - 1 0 0 - 5 0 0 50 1 0 0 5 6 7 8 9 10 Months post First IMA401 Infusion Change in Sum of Longest Diameter of Target Lesions from Baseline [%] ⯈ B L PR PD ⯈ ⯈ ⯈ ⯈ ⯈ ⯈ ⯈ Target Lesion resected ⯈ Cancer Indications: Cut.: Cutaneous; HNSCC: Head & Neck Squamous Cell Carcinoma; LCNEC: Large Cell Neuroendocrine Carcinoma; Muc.: Mucosal; NET CUP: Neurodendocrine Tumor, Cancer of Unknown Primary; SCLC: Small Cell Lung Cancer; sqNSCLC: Squamous Non - small Cell Lung Cancer; TNBC: Triple Negative Breast Cancer.

1 Patients in this analysis had received IMA 401 infusions at ≥ 1 mg and showed MAGEA 4 / 8 target expression higher than the MAGEA 4 / 8 qPCR threshold (N= 17 ) ; DCR : Disease Control Rate ; ORR : Objective Response Rate ; Confirmed objective response rate (cORR) according to RECIST 1 . 1 for patients with at least two available post infusion scans or patients with progressive disease (PD) at any prior timepoint ; two patients not included in tumor shrinkage calculation as they had clinical progression and post - treatment tumor assessment is not available . 20 Data cut - off Jul 23, 2024 21% (6/29) 29% (5/17) ORR 14% (4/28) 25% (4/16) cORR 55% (16/29) 53% (9/17) DCR 44% (12/27) 53% (8/15) Tumor shrinkage Patients with relevant IMA401 doses and MAGEA4/8 high levels 1 (N=17) Overall efficacy - evaluable population across all dose and target levels (N=29) Objective Responses are Associated with Target Expression Exploratory Analysis in Patients with MAGEA4/8 high Expression at Relevant IMA401 Doses (DL6 - 7; N=17)

21 Level of PD - L1 Expression is Associated with Clinical Outcome Responses as per RECIST 1.1 (PR/cPR) are seen mainly in tumors with low PD - L1 expression • • In line with proposed resistance mechanism of tumor cells sqNSCLC and HNSCC known to express high PDL1 levels and have approved CPI therapies » suggests combination therapy with CPI as a logical next step PD - L1 RNA expression in pre - treatment biopsies sqNSCLC: squamous non - small cell lung cancer; HNSCC: Head & Neck Squamous Cell Carcinoma; PD: Progressive disease; SD: Stable disease; PR: Partial response; cPR: confirmed Partial response; CPI: Checkpoint inhibitor; limited number of samples shown based on sample availability.

MAGEA4/8 Target Expression Profiles Across Selected Tumor Types 22 Data cut - off Jul 23, 2024 qPCR - threshold MAGEA4/8 high qPCR - threshold for patient screening 31% 36% 41% 52% 15% 18% Target Prevalences 1 MAGEA4/8 target expression distribution (blue histogram) based on TCGA RNAseq data; 1 MAGEA4/8 target prevalence is based on TCGA RNAseq data combined with a proprietary MS - guided RNA expression threshold.

23 Initial Anti - Tumor Activity – Subanalysis of Melanoma Patients Phase 1a Dose Escalation Across All Dose and Target Levels (DL1 - DL7; N=8*) 0 1 2 3 4 10 11 12 13 14 - 1 0 0 - 5 0 0 50 1 0 0 5 6 7 8 9 Months post First IMA401 Infusion Change in Sum of Longest Diameter of Target Lesions from Baseline [%] ⯈ B L P R P D ⯈ ⯈ ⯈ ⯈ Target Lesion resected ⯈ Cancer indications BOR (RECIST 1.1) Ongoing treatment Timepoint of PD according to RECIST 1.1 50% (4/8) 60% (3/5) ORR 25% (2/8) 40% (2/5) cORR 75% (6/8) 60% (3/5) DCR 75% (6/8) 80% (4/5) Tumor shrinkage Patients with relevant IMA401 doses and MAGEA4/8 high levels 1 Overall efficacy - evaluable population across all dose and target levels Data cut - off Jul 23, 2024 * Patients of the Efficacy Analysis Set with at least one post - treatment tumor assessment shown; BOR for one cut. melanoma patient is presented as SD as per iRECIST while BOR per RECIST1.1 was PD, as there was a site error in imaging baseline non - target lesions. 1 Patients in this analysis had received IMA401 infusions at ≥1 mg and showed MAGEA4/8 target expression higher than the MAGEA4/8 qPCR threshold (N=5). DCR: Disease Control Rate; ORR: Objective Response Rate; Confirmed objective response rate (cORR) according to RECIST 1.1 for patients with at least two available post infusion scans or patients with progressive disease (PD) at any prior timepoint; two patients not included in tumor shrinkage calculation as they had clinical progression and post - treatment tumor assessment is not available. BL: Baseline; BOR: Best overall response; Cut: Cutaneous; Muc: Mucosal; PD: Progressive disease; PR: Partial response; cPR: confirmed Partial response; SD: Stable disease.

Baseline Characteristics – Subanalysis of Melanoma Patients Heavily Pre - treated Melanoma Patients 24 Data cut: 23 - Jul - 2024 Safety Population: All Melanoma Patients (N=8) Characteristic Cut. Melanoma 7/8 [87.5] Muc. Melanoma 1/8 [12.5] Indications n [%] 76.5 (62, 82) Age Median (min, max) 1 [12.5] 7 [87.5] 0 [0.0] ECOG performance status 0 - n [%] 1 - n [%] 2 - n [%] 4 (2, 5) Prior lines of systemic treatment Median (min, max) 2 (1, 3) Prior lines of CPI treatment Median (min, max) 100.0 87.5 25.0 25.0 Thereof patients treated with Anti - PD1 Therapy [%] Ipilimumab [%] BRAF Inhibitors [%] Experimental Therapies [%] 62.5 37.5 0.0 LDH at baseline ≤ 1xULN [%] 1 - 2xULN [%] >2xULN [%] 71.5 (15, 178) Baseline tumor burden Median target lesion sum of diameter [mm] (min, max) 3.5 (1, 5) Number of organs with metastases Median (min, max) 25.0 Liver/ Brain Lesions [% of patients] LDH: Lactate dehydrogenase; ULN: Upper limit of normal.

Clinical Activity in Heavily Pre-Treated Melanoma Patients

75-year-old male, cut. melanoma, MAGEA4/8^{high}

Baseline CT | Follow Up Month 3 | Follow Up Month 8



Patient Characteristics	Outcomes
Cutaneous Melanoma	cPR -65.1% reduction
Lesions in lymph nodes, chest wall, liver, spleen	cPR ongoing at week 58 post-treatment start
5 prior lines of therapy: Anti-PD-1, RAF kinase inhibitors, MEK kinase inhibitor, oncolytic virus, Anti CTLA-4	

78-year-old male, cut. melanoma, MAGEA4/8^{high}

Baseline CT | Follow Up M3 | Follow Up M6



Patient Characteristics	Outcomes
Cutaneous Melanoma	cPR -42.6% reduction
Lesions in lymph nodes, peritoneum, soft tissue gluteal, subcutaneous	Deepening response from SD to cPR over 44 weeks post-treatment start
2 prior lines of therapy: Anti-PD-1, anti-CTLA-4/anti-PD-1	

CT scans courtesy of treating physicians (Dr. S. Ochsenreither, Charité Berlin and Dr. M. Wermke, TU Dresden); SD: Stable disease, cPR: confirmed Partial response.

Data cut-off Jul 23, 2024

25

IMA401: Initial Anti-Tumor Activity in Heavily Pretreated Patients

Phase 1a Dose Escalation Across All Dose and Target Levels, Efficacy-evaluable Population (N=29*)

#N	Indication	MAGEA4/8^{high} [1]	No of prior treatment lines	List of prior treatment lines	Highest DL received	Baseline Tumor Burden [mm]	BOR	BOR (Max % change of target lesions)
1	Syn. Sarcoma	Yes	3	Doxorubicin/ Ifosfamide Trabectedin Docetaxel/Gemcitabine	DL1	55	PD	29.1
2	TNBC	Yes	3	Letrozole Capecitabine Gemcitabine	DL3	57	SD	-3.6
3	Syn. Sarcoma	Yes	2	Melphalan/ Tumor Necrosis Factor Alpha Doxorubicin/ Ifosfamide	DL3	65	SD	9.2
4	HNSCC	Yes	2	Fluorouracil/ Carboplatin/ Pembrolizumab Cetuximab/ Docetaxel	DL5	112	SD	14.3
5	Cut. Melanoma	Yes	5	Nivolumab Trametinib/ Dabrafenib Binimetinib/ Encorafenib Talimogene Laherparepvec Ipilimumab	DL6a	106	cPR	-65.1
6	HNSCC, Tonsil	Yes	3	Cisplatin Carboplatin/ Fluorouracil/ Folic Acid/ Pembrolizumab Cisplatin/ Fluorouracil/ Cetuximab	DL5	48	PD	8.3
7	Cut. Melanoma	Yes	2	Pembrolizumab Ipilimumab/ Nivolumab	DL6a	61	cPR	-42.6
8	Cut. Melanoma	Yes	5	Pembrolizumab Ipilimumab/ Nivolumab/ Talimogene Laherparepvec Dacarbazine Citrate Ipilimumab/ Nivolumab Trametinib	DL5	111	PR	-30.6
9	TNBC	Yes	6	Cyclophosphamide/ Epirubicin/ Paclitaxel Paclitaxel Nanoparticle Albumin-bound/ Atezolizumab Eribulin/ Sacituzumab Govitecan/ Gemcitabine/ Carboplatin Eribulin Trastuzumab Deruxtecan Cisplatin/ Gemcitabine	DL6	52	PD	40.4
10	Ovarian Cancer	Yes	2	Carboplatin/ Paclitaxel/ Bevacizumab/ Niraparib Pegylated Liposomal Doxorubicin Hydrochloride	DL6	114	PD	20.2

*Patients of the Efficacy Analysis Set with at least one post-treatment tumor assessment shown; two patients are not shown as they had clinical progression and post-treatment tumor assessment is not available. [1]Patients showed MAGEA4/8 target expression higher than the MAGEA4/8 qPCR threshold. BOR: Best overall response; DL: Dose level; PD: Progressive disease; PR: Partial response; cPR: confirmed Partial response; SD: Stable disease.

Data cut-off Jul 23, 2024 26

IMA401: Initial Anti-Tumor Activity in Heavily Pretreated Patients

Phase 1a Dose Escalation Across All Dose and Target Levels, Efficacy-evaluable Population (N=29*) cont.

#N	Indication	MAGEA4/8^{high} [1]	No of prior treatment lines	List of prior treatment lines	Highest DL received	Baseline Tumor Burden [mm]	BOR	BOR (Max % change of target lesions)
11	Neuroendocrine tumor, unknown origin (NET CUP)	Yes	4	Dota-tyr(3)-octreotid;Lutetium (Lu 177) Dota-tyr(3)-octreotid;Lutetium (Lu 177) Temozolomide Everolimus	DL6a	116	cPR	-58.6
12	HNSCC, oral cavity	No	2	Pembrolizumab Docetaxel Cetuximab	DL6	129	PD	19.4
13	Gastric Adenocarcinoma	No	4	Docetaxel/ Fluorouracil/ Folinic Acid/ Oxaliplatin Fluorouracil/ Folinic Acid/ Irinotecan Pembrolizumab Paclitaxel/ Ramucirumab	DL7	74	SD	-10.8
14	sqNSCLC	Yes	2	Carboplatin/ Paclitaxel Nanoparticle Albumin-bound/ Atezolizumab Docetaxel/ Ramucirumab	DL7	84	SD	0.0
15	SCLC	Yes	6	Carboplatin/ Etoposide Phosphate Topotecan Gemcitabine Nivolumab/ Ipilimumab Atezolizumab/ Cisplatin/ Etoposide Phosphate Topotecan	DL7	80	PD	28.8
16	Cut. Melanoma	Yes	5	Cobimetinib/ Vemurafenib Binimetinib/ Encorafenib Nivolumab/ Ipilimumab Binimetinib/ Encorafenib Other Antineoplastic Agents	DL7	178	PD	61.8
17	TNBC	No	5	Leuprorelin Acetate/ Exemestane/ Cyclophosphamide/ Epirubicin/ Paclitaxel Pembrolizumab Carboplatin/ Gemcitabine Hydrochloride Sacituzumab Govitecan/ Capecitabine Trastuzumab Deruxtecan	DL7	34	PD	17.6
18	Muc. Melanoma	Yes	3	Ipilimumab/ Nivolumab Nivolumab Imatinib	DL6a	18	PR	-50.0

*Patients of the Efficacy Analysis Set with at least one post-treatment tumor assessment shown; two patients are not shown as they had clinical progression and post-treatment tumor assessment is not available. [1]Patients showed MAGEA4/8 target expression higher than the MAGEA4/8 qPCR threshold. BOR: Best overall response; DL: Dose level; PD: Progressive disease; PR: Partial response; cPR: confirmed Partial response; SD: Stable disease.

Data cut-off Jul 23, 2024

27

IMA401: Initial Anti-Tumor Activity in Heavily Pretreated Patients

Phase 1a Dose Escalation Across All Dose and Target Levels, Efficacy-evaluable Population (N=29*) cont.

#N	Indication	MAGEA4/8^{high} [1]	No of prior treatment lines	List of prior treatment lines	Highest DL received	Baseline Tumor Burden [mm]	BOR	BOR (Max % change of target lesions)
19	Ovarian Cancer	Yes	8	Carboplatin/ Gemcitabine/ Paclitaxel Carboplatin/ Paclitaxel/ Bevacizumab Carboplatin/ Doxorubicin/ Niraparib Letrozole Bevacizumab/ Carboplatin/ Paclitaxel Trametinib Carboplatin/ Paclitaxel Sacituzumab Govitecan	DL6a	202.8	SD	-19.6
20	Cut. Melanoma	No	2	Pembrolizumab Ipilimumab/ Nivolumab	DL6a	82	PD (iSD)[2]	-14.6
21	LCNEC, Esophageal	Yes	3	Carboplatin/ Etoposide Calcium Folinate;Fluorouracil;Irinotecan Hydrochloride Avelumab/ Cabozantinib	DL6a	99.4	PD	95.9
22	Cut. Melanoma	No	4	Pembrolizumab Ipilimumab/ Nivolumab Dacarbazine Citrate Ipilimumab/ Nivolumab	DL6a	15	SD	13.3
23	HNSCC, Hypopharynx	Yes	3	Cisplatin/ Carboplatin Carboplatin/ Fluorouracil/ Pembrolizumab Docetaxel/ Cetuximab	DL6a	39	cPR	-59.0
24	LCNEC, Lung	Yes	2	Carboplatin/ Atezolizumab/ Etoposide Carboplatin/ Paclitaxel	DL6a	23	SD	0.0
25	Gallbladder Adenocarcinoma	Yes	6	Capecitabine Cisplatin/ Gemcitabine Fluorouracil/ Folinic Acid/ Oxaliplatin Fluorouracil/ Folinic Acid/ Irinotecan Cisplatin/ Gemcitabine Hydrochloride/ Durvalumab Pembrolizumab/ Lenvatinib	DL7	193	SD	-6.2
26	SCLC	No	3	Carboplatin/ Etoposide Atezolizumab Carboplatin/ Etoposide	DL7	81	PD	55.6

*Patients of the Efficacy Analysis Set with at least one post-treatment tumor assessment shown; two patients are not shown as they had clinical progression and post-treatment tumor assessment is not available. [1]Patients showed MAGEA4/8 target expression higher than the MAGEA4/8 qPCR threshold. [2]BOR is SD as per iRECIST while BOR per RECIST1.1 was PD, as there was a site error in imaging baseline non-target lesions. BOR: Best overall response; DL: Dose level; PD: Progressive disease; PR: Partial response; cPR: confirmed Partial response; SD: Stable disease.

Data cut-off Jul 23, 2024 28

IMA401: Initial Anti-Tumor Activity in Heavily Pretreated Patients

Phase 1a Dose Escalation Across All Dose and Target Levels, Efficacy-evaluable Population (N=29*) cont.

#N	Indication	MAGEA4/8high [1]	No of prior treatment lines	List of prior treatment lines	Highest DL received	Baseline Tumor Burden [mm]	BOR	BOR (Max % change of target lesions)
27	Syn. Sarcoma	Yes	4	Doxorubicin/ Ifosfamide Doxorubicin/ Ifosfamide Trofosfamide Pazopanib	DL6a	169.4	PD	NA
28	Cut. Melanoma	Yes	4	Bempegaldesleukin/ Nivolumab Talimogene Laherparepvec ICT 01/ Pembrolizumab Other Antineoplastic Agents	DL6a	34	PD	-5.9
29	AdNSCLC	Yes	4	Carboplatin/ Ipilimumab/ Nivolumab/ Pemetrexed Cyclophosphamide/ Interleukin-2/ Tumor-infiltrating Lymphocytes/ Fludarabine Docetaxel/ Nintedanib Cyclophosphamide/ Fludarabine/ T-cells + Interleukin-2	DL6a	66	PD	NA

*Patients of the Efficacy Analysis Set with at least one post-treatment tumor assessment shown; two patients are not shown as they had clinical progression and post-treatment tumor assessment is not available. [1]Patients showed MAGEA4/8 target expression higher than the MAGEA4/8 qPCR threshold. BOR: Best overall response; DL: Dose level; PD: Progressive disease; PR: Partial response; cPR: confirmed Partial response; SD: Stable disease.

Data cut-off Jul 23, 2024 29

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